Santarus, Inc.

3721 Valley Centre Drive, Suite 400

San Diego, CA 92130

June 5, 2012

VIA EDGAR

Jeffrey Riedler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Santarus, Inc.
Registration Statement on Form S-3 (File Number 333-181255)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (File Number 333-181255) (the “Registration Statement”) of Santarus, Inc. We respectfully request that the Securities and Exchange Commission (the “Commission”) take the appropriate action to make the Registration Statement become effective at 3:00 p.m., Washington, D.C. time, on June 6, 2012 or as soon thereafter as possible.

The Company acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please call Michael Chin of Latham & Watkins LLP at (858) 523-3925. Thank you in advance for your consideration.

Very truly yours,

Santarus, Inc.

/s/ Carey J. Fox
By:	Carey J. Fox
Title:	Senior Vice President, General Counsel

cc:	Cheston J. Larson, Esq., Latham & Watkins LLP
Michael Chin, Esq., Latham & Watkins LLP